
05005725

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 08 2005
WASH. D.C. 213 SECTION

Your reference File No. 82-5089
Our reference RR/eh
Date 02/07/2005

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services announces provides estimate of tsunami claims and revises hurricane claims estimate"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Raffaella Russi

Enclosures

Media Release

File No. 82-5089



Zurich Financial Services provides estimate of tsunami claims and revises hurricane claims estimate

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, February 7, 2005 – Zurich Financial Services Group (Zurich) expects claims related to the tsunami that struck South Asia on December 26, 2004 to cost approximately USD 65 million after tax and net of reinsurance. The aggregate amount of expected claims net of reinsurance and before tax is approximately USD 90 million. These are best estimates based on exposure estimates and claim projections.

Separately, Zurich has revised its estimate of expected claim costs arising from the four hurricanes that struck the Caribbean and the United States in August and September from USD 400 million to USD 520 million after tax and net of reinsurance. The corresponding estimate for claims before taxes and net of reinsurance was revised from USD 525 million to USD 700 million. These revisions arise from the difficulty of modeling the unusual sequence of storms, striking the same area more than once and causing flooding losses in addition to wind damage. The adverse developments were amplified by the unprecedented reconstruction demand surge pushing up repair costs and the length of time of business interruptions due to the sequence of overlapping storms and the combined impact of wind and flooding that was a particular characteristic of hurricanes Frances and Ivan.

Zurich estimates that the tsunami claims and the increment in hurricane losses will impact net income in the fourth quarter 2004 by USD 185 million. These charges will not materially affect the Group's financial strength.


ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN